

13010518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2 8 9 7 1

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2013
REGISTRATIONS BRANCH
11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2012__ AND ENDING __12/31/12__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zimbalist Smith Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

547 SW 13th Street
             (No. and Street)

Bend	OR	97702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Zimbalist-Smith (541) 330-6300

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrigan Price Fronk & Co. LLP

         (Name – *if individual, state last, first, middle name*)

975 SW Colorado Avenue, Suite 200	Bend	OR	97702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Linda Zimbalist-Smith _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zimbalist Smith Investments, LLC _____ , as of December 31 _____, 20 12 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Linda Zimbalist-Smith
Signature

member/owner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2012

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2012

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ZIMBALIST SMITH INVESTMENTS, LLC

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2012

Page



John P. Harrigan, CPA

Wesley B. Price III, CPA

Candace S. Fronk, CPA

Kara L. Pardue, CPA

Karen C. Anderson, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Zimbalist Smith Investments, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Zimbalist Smith Investments, LLC (the Company), as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of theses financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but no for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

To the Members
Zimbalist Smith Investments, LLC
Page 2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Harrigan Price Fronk & Co LLP

Harrigan Price Fronk & Co LLP

February 4, 2013



ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	15,187
Deposit with clearing organization		50,492
Receivable from clearing organization		5,053
Prepaid expenses		5,557
Furniture and equipment, net of accumulated depreciation of $4,030		2,010
TOTAL ASSETS	$	78,299

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,190
MEMBERS' EQUITY		77,109
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	78,299

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUES		
Trading commissions	$	211,949
Real estate commissions		10,302
		222,251
EXPENSES		
Clearance fees		46,929
Commissions		586
Auto expense		1,901
Depreciation		910
Gifts		1,141
Health insurance		9,863
Insurance		5,365
Miscellaneous		428
Maintenance		3,993
Office supplies and expense		2,916
Professional services		6,500
Rent		5,795
Regulatory and other fees		4,115
Subscriptions		9,280
Telephone and utilities		5,867
Travel and entertainment		11,340
		116,929
OPERATING INCOME		105,322
OTHER INCOME		
Interest and dividends		8
NET INCOME	$	105,330

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 105,330
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation	910
Changes in current assets and liabilities	
Receivable from clearing organization	(1,383)
Prepaid expenses	232
Accounts payable and accrued expenses	(532)
NET CASH PROVIDED BY OPERATING ACTIVITIES	104,557
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(97,675)
Acquisition of fixed assets	(1,175)
NET CASH USED IN FINANCING ACTIVITIES	(98,850)
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,707
CASH AND CASH EQUIVALENTS - Beginning of year	59,972
CASH AND CASH EQUIVALENTS - End of year	$ 65,679

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Members' Capital
BALANCE - January 1, 2012	$ 69,454
Net Income	105,330
Distributions	(97,675)
BALANCE - December 31, 2012	$ 77,109

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zimbalist Smith Investments, LLC (the Company), operates in central Oregon as a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC). It is also a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers (NASD). The Company is also licensed to broker real estate.

In 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager, in good faith, determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentional wrongful misconduct.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of three to ten years.

Commissions and Clearance Fees

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits with financial institutions and highly liquid investments with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

ZIMBALIST SMITH INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS – CONTINUED

The Company did not pay any interest or income taxes during 2012.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash deposit maintained with Northeast Securities, Inc., in the amount of $50,492 at December 31, 2012. This balance is included in cash and cash equivalents for the purpose of reporting cash flows.

The Company has a sub-clearance agreement with Northeast Securities, Inc., to act as the securities clearing agent on a fully disclosed basis through JP Morgan. JP Morgan maintains the majority of the customer accounts of the Company. The Company is the broker of record for a few select accounts not managed by JP Morgan that make up a small percentage of total commissions.

Part of this agreement requires the Company to maintain in their deposit account cash or securities having a market value of $50,000. The Company was in compliance with the balance requirements under the Northeast Securities, Inc., agreement at December 31, 2012.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (SEC15c3-1) under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2012, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $68,521 and .02 to 1, respectively.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company receives the majority of its commissions through Northeast Securities, Inc. Accounts receivable from Northeast Securities, Inc., totaled $5,053 at December 31, 2012. The Company does not require collateral on its accounts receivable. A cash balance is also deposited with Northeast Securities, Inc., (Note 3).

NOTE 6 – INCOME TAXES

The Company is taxed as a partnership under the provisions of Subchapter K of the Internal Revenue Code. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective shares of income.

Regarding uncertain tax positions, the Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. For an organization taxed as a partnership, uncertain tax positions could include its status as a pass-through entity in certain taxing jurisdictions. The Company has concluded that it had no unrecognized income tax benefits at December 31, 2011, or December 31, 2012, and it has no tax positions for which it estimates a significant change over the next 12 months.

The Company is subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. With few exceptions, the Company is no longer subject to examination by major taxing authorities for years before 2009.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to claims arising out of the conduct of its business. Currently, management is not aware of any pending or threatening litigations, unasserted claims or assessments that would have a material adverse effect on our financial position and results of our operations.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 4, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ZIMBALIST SMITH INVESTMENTS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

MEMBERS' CAPITAL	$ 77,109
DEDUCTION	
Non-allowable assets	
Prepaid expenses	5,557
Furniture and equipment, net	2,010
Money market funds	1,021
	8,588
NET CAPITAL	$ 68,521
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 1,190
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 63,521
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02 to 1

Reconciliation with Company's computation (included in Part II of
Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company Part II (unaudited) FOCUS report	$ 43,522
Ownership equity not allowable for net capital	25,000
Rounding	(1)
Net capital, as reported above	$ 68,521

ZIMBALIST SMITH INVESTMENTS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.



John P. Harrigan, CPA

Wesley B. Price III, CPA

Candace S. Fronk, CPA

Kara L. Pardue, CPA

Karen C. Anderson, CPA

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Zimbalist Smith Investments, LLC

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

To the Members
Zimbalist Smith Investments, LLC
Page 2

authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and therefore material weaknesses or significant deficiencies may exist that were not identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and others we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

We consider the following deficiency in the Company's internal control to be a material weakness:

Management has the responsibility for ensuring that the Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) including adequate disclosures and proper application of new accounting standards. Management currently relies on the auditor to determine proper GAAP treatment and presentation of financial information for external financial reporting. Adequate internal control over financial reporting, however, requires that management meet this responsibility through individuals within the Company or, where appropriate, other consultants, excluding its independent auditor. As the auditor, we may provide technical assistance to aid management in the proper application of GAAP but it must make its own informed decisions about how and when accounting principles apply to the Company and how they should be presented on the Company's financial statements. The Company personnel or consultant responsible for ensuring proper financial reporting should have an appropriate level of accounting experience, adequate training and access to the necessary technical resources. This weakness increases

-14-



the risk that account balances could be materially misstated or that material events or material transactions may not be presented and disclosed in accordance with GAAP in the Company's financial statements. We recommend that the Company consider its options for improving or outsourcing its expertise in GAAP and financial reporting and weigh the related costs with the benefits that could be derived from correcting this matter. We understand that management has determined that the costs outweigh the benefits at this time.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We consider the following deficiency in the Company's internal control to be a significant deficiency:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. This deficiency increases the risk of fraud, management override of controls or errors which could affect the Company's financial statements.

These deficiencies were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2012 financial statements and this report does not affect our report on these financial statements dated February 4, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Harrigan Price Fronk & Co. LLP

Harrigan Price & Fronk & Co. LLP
February 4, 2013

HARRIGAN PRICE FRONK & CO. LLP